Exhibit 99.2

3Q26 Earnings Call October 22, 2026

Cautionary Statement Regarding Forward-Looking Statements This release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to expectations or forecasts of future events. Words such as "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", "should", "plan", and similar expressions identify forward-looking statements, although not all such statements contain these words. Forward-looking statements in this release include, without limitation, statements concerning 2026 guidance, future growth and business plans, interim leadership transition duration, Tupperware's continued integration and expected contribution to BeFra's performance, operating efficiencies, cash generation, deleveraging and proposed dividends. These statements reflect management's current expectations and assumptions and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied. These include changes in economic and political conditions, consumer demand, government policies and regulations, international trade conditions, supply chains, exchange rates and interest rates, as well as risks associated with executing growth plans and realizing anticipated acquisition benefits. Additional information concerning these and other risks is available in the Company's most recent Annual Report on Form 20-F and subsequent filings with the Securities and Exchange Commission. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. The Company undertakes no obligation to update or revise these statements, except as required by law. All forward-looking statements are qualified in their entirety by this cautionary statement. BeFra | 2

PRESENTERS Andrés Campos President & CEO, BeFra Raúl del Villar CFO, BeFra BeFra | 3

BeFra

Revenue

(Million MXN)



2025
Organic
+TW
+43.1%
+2.3%
3,377
3,456
4,832
+19.8%
+2.3%
10,439
10,677
12,503
3Q
9M

Associate Base

(Average ‘000)



+23.7%
0.0%
1,177
1,177
1,456
3Q

Organic = BW + JF

BeFra | 4

7.0% 92.5% 3Q25 8.2% 4.3% 87.5% 3Q26 3,377 4,832 58.9% 41.1% 3Q25 28.5% 40.0% 31.5% 3Q26 3,377 4,832 Revenue Distribution By Brand Unit By Region (Million MXN) (Million MXN) 0.5% Betterware Jafra Tupperware Mexico US Latam International 12.5% BeFra | 5

EBITDA (Million MXN) Net Income (Million MXN) 722 650 1,008 3Q 1,936 1,916 2,399 9M -10.0% -1.0% 2025 Organic +TW Organic = BW + JF 314 207 390 3Q 793 777 1,066 9M -34.2% -2.0% 21.4% 18.8% 20.9% +39.6% +23.9% 18.5% 18.0% 19.2% EBITDA Margin +24.2% +34.5% BeFra | 6

3 brands, diversification strength, unlocking full potential!

Betterware

Mexico
+8.5%
revenue YoY

Latam
Continued Growth

> **Mexico back on growth mode**
> **Latam, second growth engine**

JAFRA

Sales
–2.8%
revenue YoY

Jafra U.S.
Consecutive Profitability

> **Back on track in coming quarters**

Tupperware

Revenue YoY

Direct selling
+14%

Reported
-6.8%

(Million MXN)

(Million BRL)


+23.0%
803
988
3Q25
3Q26
-3.3%
112
108
3Q25
3Q26
Direct Selling Business

> **This impact will not carry into next quarter, as there were no significant retail sales in 4Q25.**

*Tupperware 3Q25 shown combined.

BeFra | 7

Guidance Revised Upwards Organic Betterware + Jafra Net revenue growth 4–5% Prior 4–8% Updated 4–5% 0% 2% 4% 6% 8% 10% Narrowed within the original 4–8% range. Post-acquisition Including Tupperware Net revenue growth 24-26% Full Year EBITDA margin 19% Prior 18–22% Updated 24–26% 10% 15% 20% 25% 30% Raised revenue growth; conservative on EBITDA margin. Organic guidance excludes Tupperware; post-acquisition guidance includes Tupperware from its June 2026 acquisition BeFra | 8

Dividends 27 consecutive quarters of paying dividends since IPO 200 3Q25 200 4Q25 200 1Q26 250 2Q26 250 3Q26 Dividends Paid (Million MXN) Earnings per share First nine months $21.2 $45.4 9M25 9M26 114% *Tupperware combined * More EPS & Higher Dividends To be paid Please refer to Appendix of the earnings document for the EPS calculation BeFra | 9

Strong deleveraging, strong cash, strong WOCA 2Q26 & 3Q26 are Tupperware combined Net Debt / EBITDA Net Debt / EBITDA TTM 1.65x 1.80x 1.56x 1.50x 1.68x 1.65x 3Q25 4Q25 1Q26 2Q26 3Q26 Cash Conversion Cycle DSO + DIO – DPO, in days 50 days vs 78 days in 3Q25 78 56 39 53 50 3Q25 4Q25 1Q26 2Q26 3Q26 Interest Coverage Operating income TTM / Interest expense TTM 6.91x 3.71x 4.16x 4.74x 5.25x 6.91x 3Q25 4Q25 1Q26 2Q26 3Q26 Free cash Flow 3Q25 3Q26 554 1,059 (Million MXN) FCF to EBITDA 77% 105% Ending 9M2025 Ending 9M2026 1,090 1,871 FCF to EBITDA 56% 78% Organic Tupperware BeFra | 10

A successful quarter. The best is yet to come. Betterware Jafra Tupperware Latam

Q&A

Thank you. INVESTOR RELATIONS befra.com iroffice@better.com.mx